UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TriNet Group, Inc.
(Name of Issuer)

Common Stock, par value $0.000025 per share
(Title of Class of Securities)

896288107
(CUSIP Number)

David L. Caplan
Partner & General Counsel
Atairos Management, L.P.
620 Fifth Avenue
New York, NY 10020
(646) 690-5220

With a Copy to:

Anthony F. Vernace
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-7136
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
AGI-T, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,691,312

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,691,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,691,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 68,750,437 shares of Common Stock outstanding as of February 6, 2020.

1	NAMES OF REPORTING PERSONS
A-T Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,691,312

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,691,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,691,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS
Atairos Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,450,259

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,450,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,450,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Atairos Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,450,259

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,450,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,450,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Atairos Partners GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,450,259

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,450,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,450,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
A-A SMA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,758,947

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,758,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,758,947

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
A-A SMA GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,758,947

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,758,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,758,947

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS
Michael J. Angelakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,467,090

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,467,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,467,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 13, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on February 21, 2019 (as so amended, this “Schedule 13D”) relating to the common stock, par value $0.000025 per share (the “Common Stock”), of TriNet Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

A-A SMA, L.P. (“A-A SMA”) paid aggregate consideration of $99,846,386.34 (excluding commissions) to acquire 1,944,925 shares of Common Stock since the filing of Amendment No. 1 to the Schedule 13D through March 15, 2020.  The source of funds for the purchase of such shares of Common Stock was capital contributed by the shareholders of Atairos, which in turn was contributed by Atairos to A-A SMA.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 25, 2020, the Stock Trading Plan entered into between A-A SMA and Allen & Company LLC  (“Allen & Company”), dated February 19, 2019, terminated.  On March 9, 2020, A-A SMA entered into a new 10b5-1 stock trading plan (the “2020 Stock Trading Plan”) with Allen & Company pursuant to which Allen & Company was appointed by A-A SMA to purchase on behalf of A-A SMA up to an aggregate of 721,236 shares of Common Stock, commencing from March 9, 2020 and ending on March 9, 2021 or until all of the shares of Common Stock to be purchased under the 2020 Stock Trading Plan are purchased or the 2020 Stock Trading Plan is otherwise terminated. The foregoing description of the 2020 Stock Trading Plan does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the 2020 Stock Trading Plan, a copy of which is attached here as Exhibit 6.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby supplemented as follows:

(a) The information relating to the beneficial ownership of Common Stock as of March 15, 2020, by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. As of March 15, 2020, the Reporting Persons beneficially owned an aggregate of 21,467,090 shares of Common Stock.  Such amount includes 16,831 shares of Common Stock received by Mr. Angelakis in his capacity as a director of the Issuer, over which the Reporting Persons may be deemed to have beneficial ownership.  Such number of shares of Common Stock represent 31.2% of the shares of Common Stock outstanding based on 68,750,437 shares of Common Stock outstanding as of February 6, 2020, which number the Company reported in its Form 10-K for the annual period ended December 31, 2019 filed with the U.S. Securities and Exchange Commission on February 13, 2020.

(b) Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except as set forth below and Schedule B attached hereto, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule B hereto, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The disclosures under Item 4 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 6: Stock Trading Plan, dated as of March 9, 2020, among A-A SMA, L.P. and Allen & Company LLC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2020

AGI-T, L.P.
By: A-T HOLDINGS GP, LLC, its general partner
By: ATAIROS GROUP, INC., its sole member and manager

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

A-T HOLDINGS GP, LLC
By: ATAIROS GROUP, INC., its sole member and manager

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

ATAIROS GROUP, INC.

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

ATAIROS PARTNERS, L.P.
By: ATAIROS PARTNERS GP, INC., its general partner

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

A-A SMA, L.P.
By: A-A SMA GP, LLC, its general partner
By: ATAIROS GROUP, INC., its sole member and manager

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

A-A SMA GP, LLC
By: ATAIROS GROUP, INC., its sole member and manager

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

MICHAEL J. ANGELAKIS

By: /s/ Michael J. Angelakis
Name: Michael J. Angelakis

[Signature Page to Schedule 13D/A – TriNet Group, Inc.]

SCHEDULE B

The below reflects the transactions in Common Stock effected by A-A SMA, L.P. during the past 60 days. All transactions occurred in the open market pursuant to a Rule 10b5-1 Trading Plan.

Date	Common Stock Purchased	Weighted Average Trading Price per Share of Common Stock
03/13/2020	144,500	$46.63
03/12/2020	31,505	$45.76
03/12/2020	64,962	$46.59
03/12/2020	35,240	$47.36
03/12/2020	1,500	$48.51
03/11/2020	88,931	$50.41
03/11/2020	43,619	$51.20
03/11/2020	7,830	$52.77
03/11/2020	28,051	$53.57
03/11/2020	563	$54.08
03/10/2020	69,504	$52.30
03/10/2020	29,630	$53.12
03/10/2020	14,966	$54.05
03/09/2020	26,023	$50.96
03/09/2020	74,129	$51.65
03/09/2020	5,208	$52.29
03/06/2020	52,599	$52.84
02/13/2020	28,696	$51.5
02/13/2020	35,304	$52.39
02/12/2020	18,280	$52.16
02/12/2020	45,720	$52.72